Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Twelve Months Ended December 31
(in thousands, except per share data)	2003	2002	2001

Basic:

Average shares outstanding	24,495	24,896	25,767

Net income	$51,455	$48,305	$41,465

Per share amount	$2.10	$1.94	$1.61

Diluted:

Average shares outstanding	24,495	24,896	25,767
Net effect of dilutive stock options based on the treasury stock method using the average market price or quarter end price, whichever is greater	647	735	895

Total shares outstanding	25,142	25,631	26,662

Net income	$51,455	$48,305	$41,465

Per share amount	$2.05	$1.88	$1.56